March 28, 2013

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of March 19, 2013, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 33

1.                          The table presented on page 33 shows the vascular product segment had a 7.9% decrease in sales from the prior year as a result of a 5.2% decrease in prices, 2.3% decrease related to exchange differences, and a 0.4% decrease due to volume.  However, you indicate that the decrease in 2012 vascular product sales is partially due to the winding down of royalty and supply agreements.  The effect of these agreements would appear to affect the volume component rather than the price component.  Please provide proposed disclosure to be provided in future periodic reports to discuss the reason for the decrease in pricing related to your vascular product sales in 2012.

Response:

The statement regarding the winding down of royalty and supply agreements was included to explain the 0.4% decrease in volume in 2012 versus the 5.5% increase in 2011.  In future filings, we will provide disclosure to discuss the reason for the decrease in pricing related to 2012 Vascular Products sales as follows:

The 2012 pricing decline related to Vascular Products sales primarily reflects pricing pressure on drug eluting stents (DES) as a result of market competition in major markets.

Report of Independent Registered Public Accounting Firm, page 88

2.                          Please have Deloitte & Touche LLP explain to us why their report refers to the “auditing standards” instead of “the standards” of the PCAOB and how their report complies with paragraph 3 of PCAOB Auditing Standard No. 1.

Response:

We have discussed the language in the Report of Independent Registered Public Accounting Firm with our auditors Deloitte & Touche LLP (D&T).  D&T conducted its audits of the financial statements in accordance with the standards of the PCAOB and the reference to “auditing standards” was a report drafting error made by D&T.  D&T has corrected its report to appropriately state that their audits were conducted in accordance with “the standards” of the Public Company Accounting Oversight Board (United States).  Abbott has filed a Form 10-K/A to include the revised Report of Independent Registered Public Accounting Firm.